

August 14, 2012

<u>Via E-mail</u>
Carl A. Luna
Chief Financial Officer
Copano Energy, LLC
1200 Smith St., Suite 2300
Houston, TX 77002

>   **Re: Copano Energy, LLC**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 1-32329**

Dear Mr. Luna:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59</u>

<u>Our Results of Operations, page 73</u>

1.   Please clearly disclose how you calculate segment gross margin per unit. Specifically explain how you calculated your Texas segment gross margin per unit for fiscal 2011.

2.   Please revise your analyses of segment gross margin to provide a narrative discussion of the extent to which changes in segment revenues are attributable to changes in prices, volumes, and/or new projects, products, or services. Although we note your disclosure of the percentage change in commodity prices, throughput, and production between periods,

it does not appear that you disclose the direct quantitative impact of those factors on your revenues. To balance your revenue discussion, please also consider quantifying how those factors or other material contributing factors impacted your cost of natural gas and natural gas liquids and transportation costs. See Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 79

3.   You disclose on page 79 that short-term cash requirements, "such as operating expenses, capital expenditures to sustain existing operations and quarterly distributions to our unitholders are expected to be funded through operating cash flows" and that you "expect to fund long-term cash requirements for expansion projects and acquisitions through several sources, including operating cash flows, borrowings under our revolving credit facility and issuances of additional equity and debt securities." Based on your statements of cash flows, we note that distributions to unitholders during fiscal years 2010 and 2011 exceeded your operating cash flows during those periods and that your net long-term debt increased by over $400 million during fiscal 2012. We also note your disclosures on pages 80 and 81 that you anticipate incurring approximately $301 million in additional expansion capital expenditures during fiscal 2012, a significant increase from your capital expenditures during the periods presented in your filing, and that you have received non-investment grade credit ratings from two major credit rating agencies. Considering these liquidity trends, please enhance your disclosures regarding your ability to meet upcoming cash requirements over both the short and long term. For example, if you have decided to raise material external equity or debt financing, or if you are reasonably likely to do so in the future, discussion and analysis of the amounts or ranges involved, the nature and terms of the financing, other features of the financing plans, and the impact on your cash position and liquidity should be considered and may be required. Also discuss any challenges you have experienced or expect to experience in obtaining favorable debt financing. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

4.   We note from your disclosures on page 81 that you have received non-investment grade credit ratings from two major credit rating agencies. Please disclose in future filings the factors that may materially influence your credit ratings, the potential implication of known or reasonably likely change in credit ratings or credit ratings outlook, and management's expectations of your credit ratings.

Critical Accounting Policies and Estimates, page 85

Investments in Unconsolidated Affiliates, page 85

5.   We note that you recorded significant impairments in your equity method investments during 2011 and the first quarter of 2012. In light of these recent significant impairments, please expand your disclosure in future filings to provide more information about the likelihood of future impairments to your equity method investments. In doing so, you should consider whether a reasonably likely change in your assumptions would

result in further impairment, and if so, elaborate on the nature of this risk and resulting possible range of impairment for your readers. You may also wish to provide sensitivity information about some of your assumptions to clarify this for your readers, if practicable.

Impairment of Long-Lived Assets, page 86

6.   We note your disclosure in the last paragraph on page 86 that a decrease in your "estimated future undiscounted cash flows associated with certain assets of 10% could result in a potential impairment of these assets." Please disclose in future filings additional information regarding any assets at risk of impairment. For example, consider disclosing the carrying value of such assets and, if estimable, a range of potential impairment charges assuming a reasonably likely decline in your cash flow estimates.

Notes to Consolidated Financial Statements, page F-7

Net Income Per Unit, page F-14

7.   Your disclosures on page 81 indicate that your cash distributions include distributions on restricted common units and phantom units issued under your LTIP. Please tell us if you issue share-based awards that entitle recipients to receive dividends even if the awards do not vest. If so, please tell us if you consider these awards to be participating securities under ASC 260-10-45-59A and 61A and clarify how you apply the two-class method in your net income per unit computations.

Note 6 – Members' Capital and Distributions, page F-31

8.   Please tell us and disclose in greater detail the general terms of your phantom unit awards, particularly the settlement options, and the related accounting treatment. In doing so, explain whether or not you classify your phantom units as liability or equity awards and tell us the basis for your conclusion.

Note 9 – Financial Instruments, page F-41

9.   We note that your Level 3 reconciliation tables on page F-46 include a line item named "Non-cash amortization of option premium." Please tell us what this line item represents and clarify your disclosures accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief